UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2021

Commission File Number: 001-33725

Textainer Group Holdings Limited

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 13, 2021, Textainer Group Holdings Limited (the “Company”) completed its public offering (the “Offering”) of 6,000,000 depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of its 7.00% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and $25,000 liquidation preference per share (equivalent to $25.00 per Depositary Share) (the “Preference Shares” and, together with the Depositary Shares, the “Shares”), for an aggregate public offering price of $150,000,000. The net proceeds from the Offering were approximately $144,875,000, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to list the Depositary Shares on the New York Stock Exchange under the symbol “TGH PRA”.

The Shares were sold pursuant to an underwriting agreement (the “Underwriting Agreement”) with RBC Capital Markets, LLC, UBS Securities LLC, Keefe, Bruyette & Woods, A Stifel Company and B. Riley Securities, Inc. as joint book-running managers (collectively, the “Underwriters”). The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and incorporated by reference herein. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

In connection with the Offering, the Company adopted a Certificate of Designations (the “Certificate of Designations”) with respect to the Preference Shares. Pursuant to the Certificate of Designations, the Preference Shares rank senior to the Company’s common shares and any other junior shares and will rank pari passu with any class or series of the Company’s shares established after the original issue date of the Preference Shares that is expressly made on parity with the Preference Shares as to the payment of dividends and amounts payable on a liquidation, dissolution or winding-up of our affairs.

The foregoing description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is attached hereto as Exhibit 4.1 and is incorporated by reference herein.

In connection with the issuance of the Depositary Shares, the Company entered into a Deposit Agreement, dated as of April 13, 2021 (the “Deposit Agreement”), by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively, and the holders from time to time of the depositary receipts (the “Depositary Receipts”) evidencing the Depositary Shares. The Preference Shares were deposited against delivery of the Depositary Receipts pursuant to the Deposit Agreement. The Deposit Agreement is attached hereto as Exhibit 4.2 and the form of Depositary Receipt is attached hereto as Exhibit 4.3. The foregoing description of the Deposit Agreement is entirely qualified by reference to such exhibit, which is incorporated by reference herein.

On April 7, 2021, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto and is hereby incorporated by reference herein. On April 13, 2021, the company issued a press release announcing the completion of the Offering. A copy of the press release is attached as Exhibit 99.2 hereto and is hereby incorporated by reference herein.

Exhibits

1.1	Underwriting Agreement dated April 6, 2021

4.1	Certificate of Designations dated April 13, 2021 (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-A, filed with the SEC on April 14, 2021 (file no. 001-33725)).

4.2	Deposit Agreement dated April 13, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-A, filed with the SEC on April 14, 2021 (file no. 001-33725)).

4.3	Form of Depositary Receipt (included in Exhibit 4.2)

5.1	Opinion of O’Melveny & Myers LLP

5.2	Opinion of Conyers Dill & Pearman Limited

23.1	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1)

23.2	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.2)

99.1	Press Release dated April 6, 2021

99.2	Press Release dated April 13, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

By:	/s/ Michael Chan
Name:	Michael Chan
Title:	Executive Vice President and Chief Financial Officer

Date: April 15, 2021